Exhibit 99.2

This press release is not for release, publication or distribution, directly or indirectly, in or into the
United States, Australia, Canada, Hong Kong or Japan.

Bure and Skanditek to merge

The Boards of Directors of Bure Equity AB (“Bure”) and Skanditek Industriförvaltning AB (“Skanditek”) propose that the companies merge. The new company will have an interesting investment portfolio with a balanced mix of listed, as well as unlisted, and smaller and medium sized companies. Bure and Skanditek have a common view on shareholder value creation by developing the portfolio companies through active ownership and board representation. All in all, the merger is viewed to be a natural step in the development of both companies, whereby the combined resources will make the company a stronger participant in the financial market. With a combined market value of approximately SEK 2.5 billion(1) and a tangible logic for the merger, the new group offers an attractive investment case.

•                  The Boards of Directors have unanimously agreed upon the form of merger in a j oint merger plan(2). The merger will be implemented by Bure absorbing Skanditek. The exchange ratio has been set so that 4 shares in Skanditek give right to 3 new shares in Bure.

•                  In connection to the merger, Bure’s Board of Directors proposes a special dividend to Bure’s shareholders of approximately SEK 478 million, corresponding to SEK 9.50 per share. As an alternative to a cash dividend, the Board of Directors in Bure may propose a redemption corresponding to the same amount.

•                  Following the merger, Skanditek’s share holding of 19.9 percent in Bure will be cancelled.

•                  Bure’s and Skanditek’s Boards of Directors view the merger as beneficial for both companies and their shareholders. Both Boards of Directors further believe that the exchange ratio is fair. The Board of Directors for each company unanimously recommends the merger to the respective shareholders and urge them to approve the merger plan at Bure’s and Skanditek’s respective Extraordinary General Meetings, both expected to be held on December 1, 2009.

•                  The Boards of Directors’ recommendations are supported by fairness opinions by KPMG and PwC.

•                  The proposal of the Board of Directors of the new company will be announced before the Extraordinary General Meeting in Bure. The intention is that Björn Björnsson is proposed as Chairman of the new Board of Directors and that Patrik Tigerschiöld is named as CEO. Bure Equity AB will be proposed as the new name of the parent company in the new group.

•                  Targeted cost synergies, as a consequence of the merger, will lead to a reduction of administrative expenses by approximately 50 percent, with full effect from the end of 2010.

•                  The Boards of Directors’ proposal of merger is supported by the companies’ major shareholders the Tigerschiöld family, Catella Fonder and the Björkman family (including Johan Björkman’s foundation), which together hold approximately 25 percent of shares in Bure, (including Skanditek’s holdings of 19.9 percent) and approximately 64 percent in Skanditek.

•                  Bure’s and Skanditek’s Boards of Directors and executive management expect the merger to be finalised by January 2010, at the earliest.

•                  SEB Enskilda is financial advisor to the Boards of Directors of Skanditek and Bure.

[1]	Based on the companies’ share prices as of October 13, 2009 deducted for the proposed dividend in Bure of approximately SEK 478 million and cancellation of Skanditek’s holding in Bure.
[2]

The board members Björn Björnsson and Patrik Tigerschiöld are board members of both Skanditek and Bure and have thus due to conflict of interests not participated in the negotiation and agreement of the merger plan. They have however both expressed their full support of the merger.

Invitation to phone conference

A telephone conference, at which the merger will be presented to analysts and media, will take place today, on October 14, 2009 at 14:00 on phone number +46 (0)8 506 269 04.

For additional and more detailed information regarding the merger, please find included with this press release a separate attachement (see attached pdf file).

Gothenburg, October 14, 2009	Stockholm, October 14, 2009

Bure Equity AB (publ)	Skanditek Industriförvaltning AB (publ)
Board of Directors	Board of Directors

The board members Björn Björnsson and Patrik Tigerschiöld are board members of both Skanditek and Bure and have thus due to conflict of interests not participated in the negotiation and agreement of the merger plan. They have however both expressed their full support of the merger.

For further information, please contact:

Håkan Larsson, deputy Chairman of Bure	Tel +46(0)31 708 64 00
Carl Backman, CEO of Bure Björn	Tel +46(0)31 708 64 00
Björn Björnsson, Chairman of Skanditek	Tel +46(0)8 614 00 20
Patrik Tigerschiöld, CEO of Skanditek	Tel +46(0)8 614 00 20

Bure Equity AB (publ), org.nr. 556454-8781

Box 5419, 402 29 Gothenburg

Tel +46(0)31 708 64 00, fax +46(0)31 708 64 80

www.bure.se

Skanditek Industriförvaltning AB (publ), org.nr. 556235-4141

Nybrogatan 6, 114 34 Stockholm

Tel +46(0)8 614 00 20, fax +46(0)8 614 00 38

www. skanditek. se

The information contained in this press release is such that Bure and Skanditek are obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on October 14, 2009 at 08:30 CET.

Attachment to press release 2009-10-14

Bure and Skanditek to merge

Detailed information on the merger

Background and history

The merger between Bure and Skanditek is based on a tangible logic which in turn is based on a common history, similar operations and a common view on portfolio management, and to some extent ownership structure.

The relation between Bure and Skanditek started in 2004 when Skanditek acquired just over 10 percent of the shares in Bure and consequently became one of Bure’s major owners. During 2007 and 2008, Skanditek gradually increased its ownership to its current ownership stake of 19.9 percent and became Bure’s largest shareholder. Today, Bure constitutes the largest holding in Skanditek’s investment portfolio.

From 2004, Bure and Skanditek have developed a common view on investment strategy and management, among other things as a consequence of Skanditek’s involvement in Bure. This has also led to a number of collaborations. For example, both Bure and Skanditek have made substantial investments in the education sector. During 2000, Skanditek became the main shareholder in Theducation. Bure started investing in the education sector in 1998 through, among other things, an investment in Vittra. Vittra then became the foundation for Anew Learning which during 2008 merged with AcadeMedia, where Skanditek was one of the major shareholders, and created the leading education group in Sweden. As a consequence of this transaction, Bure distributed its holding in AcadeMedia to its shareholders, and Skanditek became one of AcadeMedia’s single largest shareholders. Skanditek and Bure also cooperated during 2008/2009 in an investment in Carnegie where both parties initially were part of the consortium which aimed to recapitalize D. Carnegie & Co. through a rights issue. These discussions preceded the final transaction in which Bure together with Altor later acquired Carnegie Investment Bank.

All in all, the merger is viewed to be a natural step in the development of the two companies, whereby the combined resources will make the new company a stronger participant in the market.

Operational reasons

The new company will have an interesting investment portfolio with a balanced mix of listed as well as unlisted, and smaller and medium-sized companies. Bure and Skanditek share a common view on means of creating successful companies and shareholder value by developing the portfolio companies through an active ownership and board representation. The combined resources result in strengthened ownership positions in some companies and improved prerequisites in identifying and implementing new investments. The new company’s investment strategy will mainly be characterized by businessmanship and active ownership.

The merger is assumed to result in certain cost synergies. The merger will decrease the costs for listing, accounting, premises, advisors, employees and other costs associated with the parent companies. Targeted cost synergies, as a consequence of the merger, will lead to a reduction of administrative expenses by approximately 50 percent, with full effect from the end of 2010. Administrative expenses in relation to assets under management are expected to amount to approximately 1 percent.

Capital market reasons

With a combined market value of approximately SEK 2.5 billion(3) and a tangible logic for the merger, the new group offers an attractive investment case. The merger will create a company with a larger market value which is expected to result in an increased interest from a broader base of equity analysts and

3 Based on the companies’ share prices as of October 13 2009 deducted for the proposed dividend in Bure of approximately SEK 478 million and cancellation of Skanditek’s holding in Bure.

investors. The combined company’s shares will continue to trade on NASDAQ OMX Stockholm, Mid Cap. Initially, the new company will have approximately 20,000 shareholders.

Based on the above, the Boards of Directors of Bure and Skanditek believe that a merger between the two companies will create a larger critical mass and a stronger position in the capital market as well as lead to benefits for the companies and their shareholders.

The new company

Business concept

The new company’s business concept shall be to acquire, develop and divest operational companies so that:

•                  shareholders in the new company shall receive a good return on invested capital through access to a portfolio of professionally managed companies; and

•                  portfolio companies continuously can develop their respective businesses and thus reach their full potential.

Goal

The overall goal is for investors to perceive the new company as a profitable investment and that portfolio companies shall be successful in their respective businesses and achieve continuous value growth.

•                  To reach the goal, the potential value growth in each single investment will clearly contribute to the long term growth of the new company’s market value

•                  Each single investment shall have an IRR (Internal Rate of Return) that exceeds 12 percent

Strategy

The new company’s strategy is to create value in the portfolio companies by acting as an assertive owner. The characteristics of the new company’s operations are:

•                  to be active, professional and long term owners and as a principal shareholder have an active ownership agenda;

•                  to develop the existing portfolio and invest in listed as well as unlisted companies;

•                  to focus on operating efficiency, growth-enhancing measures and the capital structure of the portfolio companies, and

•                  that the parent company in principal shall be debt-free and the portfolio companies over time shall have an indebtedness that is adequate compared to estimated business risk.

The new company’s investment portfolio

The major portfolio companies in the new company are listed below as of June 30, 2009. Portfolio companies in the new company

Amount in MSEK

			Net sales		Operating profit		Market value
	Ownership		Jan-Jun 2009	Full year 2008	Jan-Jun 2009	Full year 2008	30 June 2009
Listed portfolio companies
AcadeMedia(1)	13.9%		1,048	1,749	90	134	142
Micronic(2)	38.0%		443	569	87	-38	283
PartnerTech	43.0%		1,114	2,529	-5	28	128
Vitrolife	26.2%		142	225	17	27	141
Total, listed portfolio companies			2,747	5,072	189	151	694

							Book value
							30 June 2009
Unlisted portfolio companies
Carnegie(3)	35.0% (26.3	)%(4)	881	2,742	-101	38	408
Mercuri	100.0%		369	784	-33	6	275
EnergoRetea	93.3%		151	274	8	20	102
Max Matthiessen	35.0% (17.5	)%(4)	277	605	45	74	8
SRC	96.2%		17	37	-0	1	12
Celemi	30.1%		16	57	-5	9	9
Aptilo Networks	9.9%		23	39	-2	-5	5
CMA Microdialysis	43.8%		29	57	-7	-7	41
H. Lundén Holding	20.0%		10	32	6	19	48
The Chimney Pot	48.6%		59	128	1	-3	12
Theducation	74.0%		84	152	-3	-5	—
Total, unlisted portfolio companies			1,915	4,907	-92	147	920

[1]	AcadeMedia’s net sales and operating profit is pro forma for the merger with Anew Learning
[2]

Net sales and operating profit are not adjusted for the acquisition of MYDATA. As of July 2, 2009, the merger between Micronic and MYDATA was completed and the holding in MYDATA was exchange for a 38 percent ownership in Micronic

[3]	Operating profit for Carnegie is before credit reservations
[4]	Adjusted for ownership programmes

Organization and new company name

The parent company of the group will be Bure with registered office in Stockholm. The new name of the company is proposed to be Bure Equity AB.

The proposal of The Board of Directors of the new company will be announced before the Extraordinary General Meeting in Bure. The intention is that Björn Björnsson is proposed as Chairman of the new Board of Directors. Such proposal will be subject to the appropriate involvement of the nominating committee.

The intention is that the current CEO of Skanditek, Patrik Tigerschiöld, is named as CEO of the new company.

Taking into consideration the statutory period of notification for the known and unknown creditors, the merger is expected to be completed during January 2010, at the earliest. Until such time, Bure and Skanditek will continue to operate as two independent listed companies with the current Boards of Directors and managements in place.

Pro forma ownership structure

The ownership information below for Bure and Skanditek is based on data from Euroclear as of September 30, 2009 and has been adjusted for known information(4). The number of shares is based on the number of outstanding shares as reported by each respective company as of June 30, 2009.

Currently, Skanditek owns 10.0 million shares in Bure, corresponding to 19.9 percent of Bure’s share capital and votes. These shares will be cancelled after completion of the merger. Pro forma ownership structure is shown below.

The Boards of Directors’ proposal of merger is supported by the companies’ major shareholders the Tigerschiöld family, Catella Fonder and the Björkman family (including Johan Björkman’s foundation), which together hold approximately 25 percent of shares in Bure, (including Skanditek’s holdings of 19.9 percent) and approximately 64 percent in Skanditek.

	Shares in Bure		Shares in Skanditek		Shares in new company
	Number of	% of	Number of	% of	Number of	% of
	shares, m	capital/votes	shares, m	capital/votes	shares, m	capital/votes
Dag Tigerschiöld	—	—	18.3	28.0%	13.7	15.4%
Catella fonder	2.5	5.1%	12.9	19.8%	12.2	13.7%
Familjen Björkman	—	—	7.4	11.3%	5.5	6.2%
Nordea fonder	2.4	4.9%	3.6	5.6%	5.2	5.8%
Radar	—	—	2.7	4.1%	2.0	2.2%
Eikos	1.8	3.6%	—	—	1.8	2.0%
Patrik Tigerschiöld	—	—	2.2	3.4%	1.7	1.9%
SEB	1.6	3.1%	—	—	1.6	1.8%
Länsförsäkringar fondförvaltning	0.7	1.3%	1.1	1.7%	1.5	1.7%
Lannebo fonder	—	—	1.6	2.5%	1.2	1.4%
Top 10 shareholders in the new company	9.0	17.9%	49.8	76.2%	46.4	51.9%
Other shareholders	41.3	82.1%	15.5	23.8%	42.9	48.1%
Total(2)	50.3	100.0%	65.4	100.0%	89.3	100.0%

[1]	Skanditek’s holding in Bure of 10.0 million shares is included in other shareholders of Bure
[2]	Pro forma shares in the new company is shown after cancellation of Skanditek’s holding of shares in Bure

Preliminary pro forma financial information

The unaudited pro forma accounts presented below have been prepared to illustrate the merged group’s financial position and earnings after completion of the merger. The pro forma balance sheet has been prepared as if the merger was completed as of June 30, 2009, and the pro forma income statements for the first half of 2009 have been prepared by combining the reported income statements for the two groups. In connection with this, a preliminary conversion of Skanditek’s income statements from being classified by function to being classified by type of cost has been made.

The merger will be carried out in accordance with the purchase method and Bure has been identified as the acquiring company. In preparing consolidated accounts for the merged group, Bure will establish new acquisition values for Skanditek’s assets and liabilities. In these pro forma accounts, preliminary valuation of the book values has not yet been made. It is assessed that these altered accounting principles and the final acquisition analysis could lead to considerable changes in the financial statements of the companies and the new group.

Adjustments for cost-savings or costs in conjunction with the merger have not been included. Moreover, no amortisation has been calculated on other intangible assets resulting from the transaction.

The merged company intends to report consolidated accounts for the merged group as from January 2010. The information stated below, accordingly, does not necessarily reflect the result or the financial position that Bure and Skanditek would have in combination if they had conducted their operations as a single unit over the same periods. Nor does the information necessarily provide any indication for the merged group’s future earnings.

4 The shareholder table is based on information on the ten largest shareholders in each company, respectively.

Pro forma income statements for the period January to June 2009

Pro forma income statement for the Group SEK M	Bure, Jan- Jun 2009	Skanditek, Jan-Jun 2009	Effects of the merger(1)	New company, Jan-Jun 2009
Net sales	554.9	307.3	—	862.2

Shares in profit of associates	206.0	-6.0		200.0
Shares in profit of other portfolio companies	—	28.7		—
Operating expenses	652.3	-366.2	-28.7	1,018.5
Net financial items	10.1	-0.4	—	9.7
Profit for the period from discontinued operations	22.2			22.2
Profit after financial items	140.9	-36.6	-28.7	75.5
Income tax expense	-9.3	18.3	—	9.0
Profit for the period	131.6	-18.4	-28.7	84.5
Other comprehensive income	9.0	106.0	-80.8	34.2
Comprehensive income for the period	140.6	87.6	-109.5	118.7

1  Adjustment items relate to income statement effect as reported in Skanditek concerning the holding in Bure

		Skanditek,
Proforma income statement for the parent company	Bure, Jan-	Jan-Jun	Effects of the	New company,
MSEK	Jun 2009	2009	merger(1)	Jan-Jun 2009
Revenues				0.0
Exit gains	22.3	—	—	22.3
Reversal of previously recognised impairment losses	-109.0	33.0	—	-76.0
Dividends	8.0	2.0	—	10.0
Shares in profit of other portfolio companies	—	28.7	-28.7	0.0
Personnel costs	-11.5	-6.2	—	-17.7
Other external expenses	-5.7	-4.1	—	-9.7
Depreciation of tangible assets	—	-0.1	—	-0.1
Change in real value of financial instruments	—	-2.9	-28.7	-2.9
Profit after financial items	-95.9	50.5	-28.7	-74.2
Net financial items	12.4	2.2	—	14.6
Profit before income tax expense	-83.5	52.7	-28.7	-59.6
Income tax expense	—	—	—	—
Profit for the period	-83.5	52.7	-28.7	-59.6

1  Adjustment items relate to income statement effect as reported in Skanditek concerning the holding in Bure

Pro forma Group balance sheet as of June 30, 2009

Pro forma balance sheet for the Group SEK M	Bure, 30 June 2009	Skanditek, 30 June 2009	Effects of the merger	New company
Intangible assets	416.5	102.5	126.7	645.7

Tangible assets	71.2	17.2	—	88.4

Financial assets	765.8	961.7	-389.0	1,338.5

Inventories, etc,	26.6	107.5	—	134.1

Current receivables	287.2	142.2	—	429.4

Cash and cash equivalents and short term investments	681.5	238.8	-383.1	537.1

Total assets	2,248.8	1,569.9	-645.4	3,173.2
Equity attributable to equity holders of the Parent Company	1,603.1	1,353.3	-645.4	2,311.0
Equity attributable to minority interests	9.0	10.2		19.2

Non-current liabilities	119.2	5.8	—	125.0

Current liabilities	517.5	200.5	—	718.0

Total equity and liabilities	2,248.8	1,569.9	-645.4	3,173.2

1  Adjustment items relate to primarily the effects of the proposed dividend from Bure, the cancellation of Skanditekt’s shares in Bure as well as other merger effects

Pro forma balance sheet for the parent company SEK M	Bure, 30 June 2009	Skanditek, 30 June 2009	Effects of the merger	New company
Tangible assets	0.4	0.3	—	0.7

Financial assets	902.5	1,210.4	-262.3	1,850.6

Inventories, etc,	49.0	—		49.0

Current receivables	95.2	12.7		107.9

Cash and cash equivalents and short term investments	535.9	199.8	-383.1	332.8

Total assets	1,583.0	1,423.2	-645.4	2,360.8
Equity attributable to minority interests	1,353.4	1,403.7	-440.9 -	2,316.1 -
Merger adjustment			204.5	204.5

Non-current liabilities	—	—	—	—

Current liabilities	229.6	19.6	—	249.2

Total equity and liabilities	1,583.0	1,423.2	-645.4	2,360.8

1 Adjustment items relate to primarily the effects of the proposed dividend from Bure, the cancellation of Skanditekt’s shares in Bure as well as other merger effects

Choice of merger method

The Boards of Directors of Bure and Skanditek are of the opinion that the merger should be implemented by means of a statutory merger in accordance with the Swedish Companies Act, whereby the companies’ shareholders are given the opportunity to approve the merger at their respective shareholders’ meetings. The Boards of Directors are of the opinion that a statutory merger is an appropriate method for merging the two companies to merge, as the intention is that the terms of the merger shall not generally imply any transfer of value from one company to the other company or between the companies’ shareholder groups.

The Boards of Directors of the companies propose that the merger is implemented with Bure as the acquiring company and Skanditek being absorbed by Bure.

Share exchange ratio

Shares in Skanditek will be exchanged for new shares in Bure. Each share in Skanditek will be exchanged for 0.75 new shares in Bure. A shareholder in Skanditek who has 4 shares will thus receive 3 new shares in Bure.

Skanditek currently owns 10.0 million shares in Bure, corresponding to 19.9 percent of Bure’s share capital and votes. These shares will be cancelled following the completion of the merger.

Bure’s share capital, amounting to SEK 300 million, will as a result of the merger be increased by SEK 292 million to SEK 592 million through the issue of 49,013,235 new shares.

Number of shares in Bure following the merger

Number of shares in Bure	50,348,808
Issued Bure shares (0,750 new Bure shares for each share in Skanditek)	49,013,235
- less: Skanditek’s holding of shares in Bure	-10,041,316
Number of shares in Bure following the merger	89,320,727

Method for determining the exchange ratio

In determining a fair exchange ratio for both Bure’s and Skanditek’s shareholders, the Boards of Directors of the two companies have taken a number of factors into consideration. The Boards of Directors have primarily considered the companies net asset values, based on valuations of the underlying portfolio companies (including share prices for the listed companies), other assets and available net cash for each respective company. Furthermore, Bure’s Board of Directors has taken into consideration that the merger is conditioned by a proposed special dividend to Bure’s shareholders of approximately SEK 478 million in total, or SEK 9.50 per share. As an alternative to a cash dividend, the Board of Directors in Bure may propose a redemption corresponding to the same amount.

The Boards of Directors of Bure and Skanditek believe that the merger is beneficial for each respective company and its shareholders. Supported by expert fairness opinions, both Boards of Directors believe that the exchange ratio is fair.

The Board of Directors of Bure has commissioned a fairness opinion on the exchange ratio from KPMG and Skanditek’s Board of Directors has commissioned a fairness opinion from PwC. In its opinion for Bure, KPMG concludes that the exchange ratio is fair for Bure’s shareholders from a financial perspective. PwC concludes in its opinion for Skanditek’s Board of Directors that the exchange ratio is fair for Skanditek’s shareholders from a financial perspective.

The average closing prices for Bure’s and Skanditek’s shares during the last 30 trading days until October 13, 2009 were approximately SEK 38.50 and approximately SEK 19.10, respectively. The exchange ratio of 3 new Bure shares for every 4 existing shares held in Skanditek, adjustment for the proposed dividend of SEK 9.50 per share in Bure and cancellation of Skanditek’s holding in Bure results in a new theoretical share price for Bure, all else equal, of approximately SEK 27.10. This exceeds the average closing price of Skanditek during the last 30 trading days until October 13, 2009, adjusted for the exchange ratio, by approximately 6 percent. Conversely, the exchange ratio represents a theoretical price of the Bure share which, adjusted for the proposed dividend of SEK 9.50 per share in Bure, falls below the average closing prices for the same period by approximately 5 percent. The corresponding computation based on the closing prices as of October 13, 2009 for the Bure and Skanditek shares of approximately SEK 38.90 and approximately SEK 19.70, respectively, results in a new theoretical price of the Bure share of approximately SEK 27.70, which exceeds the last closing price for the Skanditek share, adjusted for the exchange ratio, by approximately 5 percent and falls below the last closing price for the Bure share by approximately 4 percent.

Theoretical share price and market value following the merger and dividend,	Closing price	Average closing
MSEK	on Oct 13, 2009	price past 30 days

Skanditek’s market value (based on share price of SEK 19.70 and SEK 19.10)	1,287	1,250
Bure’s market value (based on share price of SEK 38.90 and SEK 38.50)	1,959	1,937
- less: proposed dividend in Bure	-478	-478
- less: market value for Skanditek’s shares in Bure	-391	-386
- add back: received dividend on Skanditek’s shares in Bure	95	95
Theoretical market value, following the merger and dividend	2,472	2,417
Theoretical share price, following the merger and dividend, SEK	27,70	27,10

Pre-merger undertakings

Bure and Skanditek shall during the period from this day and until the day of the registration of the merger, carry on the business of the respective company in the ordinary course of business and shall not, other than as publicly announced at the date hereof, without the prior written consent of the other party, take any of the following actions:

(a) pay any dividend or other distribution to shareholders other than the cash distribution or redemption amount to Bure’s shareholders of approximately SEK 478 million in total;

(b) issue or create shares or securities;

(c)  acquire or agree to acquire or dispose of or agree to dispose of any shareholdings, operations or assets; or

(d) enter into or amend any material contracts or other arrangements or incur any material additional indebtedness other than in the ordinary course of business.

The parties undertake to, in consultation with each other, take all necessary actions in order to complete the merger on the terms set out herein.

Conditions for the merger

The completion of the merger is conditional upon the following;

1.              That a shareholders’ meeting in Bure approves the merger plan and decides on the appointment of new directors, the issue of the consideration shares for the merger, the changes in the articles of association that are required for such issuance and decides on the cash distribution or redemption amount to Bure’s shareholders of approximately SEK 478 million in total;

2.              That a shareholders’ meeting in Skanditek approves the merger plan;

3.              That all permits and approvals of the authorities that are necessary for the merger have been obtained on terms that are acceptable for Bure and Skanditek, respectively, in the opinion of each respective Board of Directors;

4.              That the merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar; and

5.              That the pre-merger undertakings made by Bure and Skanditek as set out in (a) and (b) above are not breached before the day of the registration of the merger and that the pre-merger undertakings made by Bure and Skanditek as set out in (c) and (d) above are not, before the day of the registration of the merger, breached in any such way which would result in a material adverse effect on the merger or the new group created by the merger.

General Meetings and implementation of the merger

Final decisions on the merger will be passed by a qualified majority (2/3 of votes cast and of the shares represented) at the Extraordinary General Meetings of Bure and Skanditek. The Extraordinary Meetings of Bure and Skanditek respectively are expected to be held on December 1, 2009. Bure’s Extraordinary General Meeting will also resolve on the issue of the merger consideration, the appointment of new directors for the new group, approval of the changes of the company’s capital limits and related provisions in the articles of association, registered office and resolve on the cash distribution or redemption amount to Bure’s shareholders of approximately SEK 478 million in total.

When the two general meetings have approved the merger plan, certain creditor-related procedures in accordance with the Swedish Companies Act must be completed. The merger process is scheduled for completion by the end of January 2010, at the earliest. After the merger has been registered with the Swedish Companies Registration Office (Sw: Bolagsverket), Skanditek’s shareholders will, without further action, receive newly issued shares in Bure. This means that Skanditek’s shares will continue to be listed until the registration of the merger. Subsequently, Skanditek’s shares will be exchanged for shares in Bure and Skanditek’s share will be delisted.

Skanditek will be dissolved and its assets and liabilities transferred to Bure when the Swedish Companies Registration Office finally registers the merger. This is expected to occur not earlier than the end of January 2010. The companies will, as early as possible, announce the date on which the Swedish Companies Registration Office will register the merger.

The final day for trading in Skanditek’s shares on NASDAQ OMX Stockholm, Mid Cap is expected to be the day that falls three trading days prior to the Swedish Companies Registration Office’s registration of the merger and the first day of trading in the shares issued as merger consideration in Bure is scheduled as the next trading day following the registration of the merger.

For technical reasons relating to registration, Skanditek’s shareholders will be prevented from trading in Skanditek for three trading days when the exchange of shares in Skanditek to shares in Bure is effected.

The new shares in Bure, that are issued as merger consideration, will entitle the holders to dividends for the first time on the record date that occurs immediately following registration of the merger by the Swedish Companies Registration Office.

Information to shareholders and merger plan

The Boards of Directors of Bure and Skanditek have prepared a joint merger plan that the auditors of both companies will review and issue statements regarding in accordance with the Swedish Companies Act. The merger plan includes a report about the merger’s appropriateness for the companies and how the merger consideration has been determined. Copies of the merger plan, with enclosures and the auditors’ statements will be available at the companies’ offices from October 23, 2009, and can from such time be obtained free-of-charge from Bure, tel +46 (0)31 708 64 00 or Skanditek, tel +46 (0)8 614 00 20. These will also be available on the companies’ websites: www.bure.se and www.skanditek.se.

An information document will be made available to the shareholders of Bure and Skanditek. This document will be prepared jointly by the respective Board of Directors. The document is intended as a basis for decision-making by the respective shareholders of Bure and Skanditek prior to the Extraordinary General Meetings that will resolve on approval of the merger plan.

Advisors

The Boards of Directors of Bure and Skanditek have jointly commissioned SEB Enskilda as financial advisor to analyse the financial aspects of the merger and to assist in the preparation of requisite information to shareholders. The Boards of Directors’ recommendations have support by Fairness Opinions from KPMG and PwC, respectively. Linklaters is legal advisor to the Boards of Directors of Bure and Skanditek and has conducted a legal due diligence for both companies prior to the merger.

Preliminary timetable

October 23, 2009	The merger plan is announced and made available to the companies’ shareholders

November 16, 2009	The merger document made public

December 1, 2009	Extraordinary General Meetings in Bure and Skanditek

End of January 2010, at the earliest	The Swedish Companies Registration Office registers the merger at the earliest

Invitation to phone conference

A telephone conference, at which the merger will be presented for analysts and media, will take place today, on October 14, 2009 at 14:00 on phone number +46 (0)8 506 269 04.

Gothenburg, October 14, 2009	Stockholm, October 14, 2009

Bure Equity AB (publ)	Skanditek Industriförvaltning AB (publ)
Board of Directors	Board of Directors

The board members Björn Björnsson and Patrik Tigerschiöld are members of both Skanditek’s and Bure’s Boards of Directors and have thus due to conflict of interests not participated in the negotiation and agreement of the merger plan. They have however both expressed their full support of the merger.

For further information, please contact:

Håkan Larsson, deputy Chairman of Bure	Tel +46 (0)31 708 64 00
Carl Backman, CEO of Bure	Tel +46 (0)31 708 64 00
Björn Björnsson, Chairman of Skanditek	Tel +46 (0)8 614 00 20
Patrik Tigerschiöld, CEO of Skanditek	Tel +46 (0)8 614 00 20

The information contained in this press release is such that Bure and Skanditek are obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on October 14, 2009 at 08:30 CET.

IMPORTANT NOTICE:

The Bure shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved of the Bure shares or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence in the United States. The Bure shares will be offered to holders resident in the United States only pursuant to an exemption from the registration requirements of the Securities Act. The Bure shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

This merger is made for the securities of a foreign company. The merger is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.